82-5084

GLOBEL DIRECT

07024642

For Immediate Release
May 9, 2007

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

RECEIVED
JUN 2 1 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 186

SUPPL

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct announces changes on it's Board of Directors

CALGARY, AB, May 9/07 - Globel Direct, inc. (TSX-V: GBD "Globel") announces that Michael E. Goffin, a Partner with Quorum Funding Corporation, has resigned as a member of the Board of Directors of the Corporation effective May 2, 2007.

About Globel Direct:

Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans ", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical, manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PROCESSED
JUN 2 7 2007
THOMSON FINANCIAL

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82-5084

GLOBEL
DIRECT

For Immediate Release
June 1, 2007

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct announces further progress made on debt restructuring efforts

CALGARY, AB, June 1/07 - Globel Direct, inc. (TSX-V: GBD "Globel") announces that it has now completed another stage of debt restructuring, including TSX-V approval of a debt settlement agreement settling $200,000 of trade payables in exchange for 2,000,000 common shares of the Company at a deemed share price of $0.10 per share, as previously released on March 21, 2007. Globel has sent instructions to its transfer agent to issue these shares and the debt has been extinguished.

Further to this, Globel negotiated an early buyout of a $572,207 capital lease on production equipment for $300,000 cash, a $100,000 18-month non-interest bearing unsecured debenture, and a $100,000 60-month non-interest bearing unsecured debenture, recording a gain on this transaction of $72,207. The Company also wrote off $385,000 of long-term payables and $63,348 of short-term payables as part of this transaction.

The Company entered into a new capital lease with an unrelated arms-length party in the amount of $300,000 with a 36-month term, bearing interest of approximately 15% and is secured by specific equipment.

About Globel Direct:
Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans ", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical, manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-5084

GLOBEL DIRECT

For Immediate Release
June 13, 2007

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Information Contact
J.R. Richardson
President, Globel Direct, inc.
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
jr@globel.com

Globel Direct, inc. Granted CCAA Protection

Calgary, AB - June 13, 2007– Globel Direct, *inc.* ("Globel" or "the Company") (GBD:TSX-V): For the past several months, Globel has been in default under secured debentures with its major lenders, Quorum Secured Equity Trust, and Express Commercial Services Inc. Accordingly, Globel has been negotiating with those lenders to effect an outside financing to augment working capital in concert with the improvements Globel has achieved of late and to cure these defaults. The parties were unable to reach an agreement on such financing and default notices were received by the company from both lenders, Quorum's dated June 1, 2007 and Express's dated June 4, 2007.

As a result, on June 12, 2007, Globel applied for, and was granted, a court order (the "Order") protection under the Companies Creditors Arrangement Act (CCAA). The Company has organized DIP financing to permit it to carry on business in the ordinary course during the restructuring period, including providing uninterrupted service to customers, paying for goods and services supplied after the date of the Order and the on-going payment of wages and benefits to employees.

"Although this process was not our first choice", says J.R. Richardson, "it gives us time to reorganize our operations and hold talks with our major stakeholders. While this protection is in place, creditors are prevented from taking any action against the Company and we can continue to provide uninterrupted service to our clients. Our restructuring to this point has allowed the Company to achieve profitability and we want to ensure that we continue with that momentum."

The Order has also approved the appointment of KPMG Inc. to act as the Company's monitor in the CCAA proceedings.

About Globel Direct:

Globel Direct inc. is a leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, and a multi-site delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com.

This document contains forward-looking statements. Some forward looking statements may be identified by works like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END